1.	NAME OF REPORTING PERSONS, S.S. OR
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

		Carl W. Dinger III
		###-##-####

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	/      /
(b)         /      /


3. SEC USE ONLY


4. SOURCE OF FUNDS

Personal Funds of the Reporting Person

5.	CHECK BOX IF 	LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e)

		/      /

6. CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH:


7. SOLE VOTING POWER

413,666

8.	SHARED VOTING POWER

0 (see Item 5)

9.	SOLE DISPOSITVE POWER

		413,666

10. SHARED DISPOSITIVE POWER

0 (see Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED
 BY EACH REPORTING PERSON

		413,666

12. CHECK BOX IF THE AGGREGATE EXCLUDES CERTAIN SHARES

/       /

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

11.99%

14. TYPE OF REPORTING PERSON

IN




MATERIAL CHANGES AS OF MARCH 23, 2000 PURSUANT TO CFR 240.13d-2(a) BY REPORTING PERSON CARL W. DINGER III SINCE LAST 13D-AMENDMENT
FILED MARCH 6, 2000:

ITEM 5:		INTEREST IN THE SECURITES OF THE ISSUER

	As previously disclosed in reporting person's last 13D Amendment on March 6,
 2000:

	In 1998, the Reporting Person and the Issuer agreed to a formal arrangement whereby the Reporting Person is acting as a consultant to the Issuer regarding certain matters for compensation.  Additionally, in 1998, the Reporting Person and the Issuer signed an option for the duration of the agreement giving the
Issuer the right but not the obligation to buy the Reporting Person's shares of the Issuer's stock.  The Reporting Person further agreed to vote his shares with the recommendation of the Board of Directors on all matters brought before the shareholders at large.

	On March 6, 2000, the Reporting Person and the Issuer reached agreements regarding a continuation of the 1998 arrangement under modified terms. The reporting person will purchase from the Issuer approximately 227,500 shares of newly issued restricted common stock at $2.50 per share, (a price above the average market price over the last thirty (30) days). The purchase will result in the Reporting Person owning approximately 11.99% of the Issuer's outstanding common stock for investment purposes. In accordance with the agreement, the funding and issuance of the shares will occur within sixty
(60) days of March 6, 2000, the date of the agreement. Furthermore, the Reporting Person and the Issuer have agreed to extend the Reporting Person's consulting arrangement with the Issuer for four (4) years beginning with the end of the 1998 agreement. The Reporting Person has also granted the Issuer an option on his holdings giving the Issuer the right but not the obligation to purchase the Reporting Person's shares over the four-year period. The Reporting Person has also agreed to vote his shares with the recommendation of the Board of Directors of the Issuer on all matters brought before the shareholders at large. Other than the purchase described above, the Report-ing Person has agreed not to increase or decrease his position in the Issuer during the option period. Except as described above, the Reporting Person has no plans which relate to or which would involve any of the matters described in subparagraphs (a) through (j) of Item 4 of Form 13D.

	Additionally, Reporting person and issuer have completed the above trans-action on March 23, 2000, resulting in reporting person owning 11.99%.